Exhibit (a)(10)

LEVI & KORSINSKY, LLP David E. Bower, Esq. SBN 119546 600 Corporate Pointe, Suite 1170 Culver City, CA 90230-7600 310-839-044 Fax: 310-558-3005 Email: dbower@zlk.com
LEVI & KORSINSKY, LLP Eric M. Andersen, Esq. Joseph Levi, Esq. 30 Broad Street, 15th Floor New York, New York 10004 Tel: 212-363-7500 Fax: 212-363-7171

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT FOR THE

CENTRAL DISTRICT OF CALIFORNIA

RICHARD D. DEL PINO, individually and on behalf of all others similarly situated,	Case No.:

Plaintiff,

v.

LARRY S. FLAX, RICHARD L. ROSENFIELD, LESLIE E. BIDER, MARSHALL S. GELLER, CHARLES G. PHILLIPS, ALAN I. ROTHENBERG, CALIFORNIA PIZZA KITCHEN, INC., GOLDEN GATE CAPITAL, CPK HOLDINGS INC., and CPK MERGER SUB INC.,

Defendants.

CLASS ACTION COMPLAINT 1. VIOLATION OF EXCHANGE ACT 2. BREACH OF FIDUCIARY DUTIES - VALUE 3. BREACH OF FIDUCIARY DUTIES - DISCLOSURE 4. AIDING AND ABETTING JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

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INTRODUCTION

1. Plaintiff brings this class action on behalf of the public stockholders of California Pizza Kitchen, Inc. (“CPK1” or the “Company”) against CPKl’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to affiliates of Golden Gate Capital (“Golden Gate”) pursuant to an unfair price, an unfair process, and through a materially misleading recommendation statement. Additionally, Plaintiff, individually, brings a claim against Defendants for their violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2. CPKI is a leading casual dining chain featuring an imaginative line of hearth-baked pizzas, and a broad selection of distinctive pastas, salads, appetizers, soups, sandwiches and desserts. Of the chain’s 265 restaurants, 205 are company-owned and 60 operate under franchise or license agreements.

3. On May 25, 2011, CPKI and Golden Gate announced a definitive agreement under which Golden Gate, through its affiliates CPK Holdings Inc. (“CPK Holdings”) and CPK Merger Sub Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of CPKI for $18.50 per share in cash (the “Proposed Transaction”). The tender offer was commenced on June 8, 2011, and it is scheduled to expire on July 6, 2011.

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, the consideration shareholders are to receive is inadequate and undervalues the Company.

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated May 24, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision

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that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Golden Gate with five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Golden Gate a termination fee of $18 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of CPKI.

6. On June 8, 2011, the Company filed a Schedule 14D-9 Recommendation Statement, which were further amended on June 15, 20, ad 23rd, 2011 (collectively, the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the tender offer and Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable make an informed decision regarding whether to tender their shares in the tender offer. Defendants have violated Sections 14(d)(4) and 14(e) of the Exchange Act, by omitting material facts necessary to render the Recommendation Statement non-misleading. Defendants have also breached their fiduciary duty of candor by failing to disclose material information to the CPKI shareholders necessary for them to determine whether to tender their shares in support of the tender offer.

7. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the class he seeks to represent. Without this information, Plaintiff and the other CPKI shareholders will be deprived of their entitlement to make an informed decision on whether to tender their shares should these misrepresentations and omissions not be cured prior to the July 6, 2011 expiration of the tender offer.

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8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and CPKI and Golden Gate have aided and abetted such breaches by CPKI’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENNUE

9. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act [15 U.S.C. § 78n] and state common law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. This court has jurisdiction over the state law claim pursuant to 28 U.S.C. §1367.

10. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. Defendant CPKI is headquartered in this District.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of CPKI.

12. CPKI is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045.

13. Defendant Larry S. Flax (“Flax”) has served as Co-Chief Executive Officer and Co-President of the Company and Co-Chairman of the Board. Flax, a co-founder of the Company, was named co-President in January 2004 and has served as co-Chief Executive Officer since July 2003 and as co-Chairman of the Board since the Company’s formation in March 1985.

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14. Defendant Richard L. Rosenfield (“Rosenfield”) is Co-Chief Executive Officer and Co-President of the Company and Co-Chairman of the Board. Rosenfield, a co-founder of the Company, was named co-President in January 2004 and has served as co-CEO since July 2003 and as co-Chairman of the Board since the Company’s formation in March 1985.

15. Defendant Leslie E. Bider (“Bider”) has been a director of the Company since 2008.

16. Defendant Marshall S. Geller (“Geller”) has been a director of the Company since 2008.

17. Defendant Charles G. Phillips (“Phillips”) has been a director of the Company since 2000.

18. Defendant Alan I. Rothenberg (“Rothenberg”) has been a director of the Company since 2006.

19. Defendants referenced in 13 through 18 are collectively referred to as Individual Defendants and/or the Board.

20. Defendant Golden Gate is a private equity firm headquartered in San Francisco, California that has approximately $9 billion of capital under management.

21. Defendant CPK Holdings Inc. is a Delaware corporation and is an affiliate of Golden Gate.

22. Defendant CPK Merger Sub Inc. is a Delaware corporation wholly owned by CPK Holdings Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

23. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of CPKI and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

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24. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

25. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

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26. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of CPKI.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of CPKI common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

29. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of June 23, 2011, CPKI has approximately 24.59 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

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(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vii)	Have CPKI, Golden Gate, CPK Holdings Inc., and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

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(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

30. CPKI, founded in 1985, is a leading casual dining chain featuring an imaginative line of hearth-baked pizzas, including the original BBQ Chicken Pizza, and a broad selection of distinctive pastas, salads, appetizers, soups, sandwiches and desserts. Of the chain’s 265 restaurants, 205 are company-owned and 60 operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. Also included in the Company’s portfolio of concepts is LA Food Show Grill & Bar, which is located in Manhattan Beach, California.

31. In a press release dated May 25, 2011, the Company announced that it had entered into a merger agreement with Golden Gate pursuant to which Golden Gate, through CPK Holdings and Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the

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Company for $18.50 per share. Golden Gate commenced the tender offer on June 8, 2011, and it is scheduled to expire on July 6, 2011.

32. The Proposed Transaction consideration is inadequate. The Proposed Transaction represents a paltry premium of just 10.7% based on the $16.71 closing price of CPKI stock on May 24, 2011, the day prior to the announcement of the Proposed Transaction.

33. The Discounted Cash Flow Analysis conducted by Moelis & Company LLC (“Moelis”) yielded a value for the Company as high as $19.24 per share. The Selected Transactions Analysis conducted by Moelis yielded a value for the Company as high as $19.31 per share.

34. Indeed, numerous analysts set target prices for CPKI above the Proposed Transaction consideration of $18.50 per share. Specifically, Scott Swanson of Crowell, Weedon & Co. had a target price of $24 per CPK share; Bill Kavaler of Oscar Gruss & Son had a target price of $22 per CPK share; Lynn Collier of Sterne, Agee & Leach had a target price of $21 per CPK share; Bryan Elliott of Raymond James had a target price of $20 per CPK share; Larry Miller of RBC Capital Markets had a target price of $20 per CPK share; and Mitchell Speiser of The Buckingham Research Group had a target price of $19.50 per CPK share.

CPKI’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to CPKI’s Public Shareholders

35. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of CPKI’s public shareholders.

36. For example, defendants Flax and Rosenfield are expected to join the post-merger company. As stated in the Recommendation Statement, as amended on June 23, 2011, on May 23, 2011 Rosenfeld and Flax engaged in “discussions with representatives of Golden Gate Private Equity regarding the potential post-merger role of Mr. Rosenfield and Mr. Flax with the Company,”

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and that “Rosenfield and Flax and representatives of Golden Gate Private Equity also indicated a mutual willingness for Messrs. Rosenfield and Flax to continue to serve the Company post-merger in one or more capacities.”

37. In addition, the Company’s directors and executive officers hold restricted stock units and/or unvested stock options of the Company that, pursuant to the Merger Agreement, will no longer be subject to restrictions and will be converted into a right to receive the Proposed Transaction consideration of $18.50 per share. The following chart shows the value of the restricted stock units and unvested stock option held by the Company’s executive officers and directors that they will be able to cash out pursuant to the Merger Agreement with Golden Gate:

Name of Executive Officer or Director	Unvested Stock Options ($)	Unvested Company Restricted Stock ($)(1)
Executive Officers
Richard L. Rosenfield	0	986,679
Larry S. Flax	0	986,679
Susan M. Collyns	43,200	740,000
Thomas P. Beck	70,706	0
Sarah A. Goldsmith-Grover	54,694	0
Peter C. Gillette	70,692	0

Directors
Leslie E. Bider	0	78,403
Marshall S. Geller	0	78,403
Charles G. Phillips	20,207	47,508
Alan I. Rothenberg	20,207	47,508

38. In addition, on April 2010, after the Company had already begun a process to shop the Company, the Board adopted a severance plan providing for the payment of severance benefits to its executive officers in the event of their termination under certain circumstances following a change of control. As stated in the Recommendation Statement:

In April 2010, the Company Board adopted, and in February 2011 it extended, the Severance Plan, which sets forth the terms of severance benefits in the event of a qualifying termination for employees holding the title of Vice President or above who are designated as participants by the Company Board or Compensation

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Committee. Messrs. Beck and Gillette and Ms. Goldsmith-Grover participate in the Severance Plan. The Severance Plan will become effective upon the consummation of a Corporate Transaction (as defined in the Severance Plan and which, for purposes of the Severance Plan, includes the consummation of the Offer) and will automatically terminate on the second anniversary of the date on which the Plan was adopted if no Corporate Transaction occurs before that date. The Severance Plan provides that a participant will be entitled to severance benefits if his or her employment is terminated by the Company without Cause or if the participant terminates his or her employment for Good Reason (each, as defined in the Severance Plan) within twelve months following a Corporate Transaction.

Under the Severance Plan, if a participant’s employment is terminated by the Company other than for Cause or by the participant for Good Reason within twelve months following a Corporate Transaction, the participant will be entitled to receive, subject to the signing of a general release of any claims against the Company, (i) any unpaid compensation and benefits accrued prior to the date of termination, (ii) a lump-sum payment equal to twelve months’ base salary and (iii) if the executive elects to receive COBRA benefits, a lump-sum payment equal to six months of the monthly COBRA premium in effect immediately prior to the date of termination. The Severance Plan also provides for customary confidentiality protections.

The Recommendation Statement fails to, but should, disclose the amount of severance payments expected to be received by each executive officer as a result of the Proposed Transaction pursuant to their respective agreements.

39. Based on the above, the Proposed Transaction is unfair to CPKI’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Unfair and Inadequate Sales Process

40. In order to procure for themselves and Company insiders the financial benefits and post-merger opportunities discussed above, the Board was predisposed to entering into a deal with a private equity bidder, as opposed to entering a deal with a strategic partner or pursuing other strategic alternatives. In April 2010, when the Company had just begun to explore strategic alternatives, representatives of the Company’s legal counsel, Latham & Watkins LLP, discussed with the Board the fact that private equity partners “often request or require that a target’s existing

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management team remain in place and potentially make equity investments in the post-acquisition entity.”

41. The Board focused its efforts on securing a deal with a private equity firm. On April 22, 2010, the Board received ten indications of interest, nine of which were from private equity firms, and one of which was a private equity bidder working with a strategic party. Although the Recommendation Statement does not state the breakdown of how many strategic and financial parties were contacted, there is no doubt the Company’s main efforts were focused on private equity bidders.

42. Accordingly, the Board has not adequately shopped the Company among the whole universe of potential buyers, nor did they adequately consider other strategic alternatives outside of a sale of the Company as a whole. As described in the Recommendation Statement, on October 26, 2010, the Company “received a revised proposal from Bidder C consisting of a self-tender by the Company for 75% of its outstanding Company Common Stock at $20.00 per share and the issuance to Bidder C of shares of a newly created preferred stock, with Bidder C becoming the majority stockholder of the Company” and that on November 18, 2010, “Bidder C had returned with a proposal to acquire approximately 80% of the outstanding Company Common Stock for $20.00 per share on November 18.” Rather than pursuing either of these alternatives, the Company categorically determined to pursue a sale of the Company as a whole.

43. Indeed, a large CPKI shareholder has already spoken out publicly about the inadequacy of the Proposed Transaction. In a Schedule 13D filed with the SEC on May 25, 2011, Clinton Group, Inc., which owns about 5.1% of the Company’s shares stated that it “believe[s] that there may be other alternatives to maximize shareholder value including, but not limited to, (i) conducting a leveraged recapitalization and a self-tender offer at or above $19.50 per share and (ii) establishing a management succession plan.”

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The Preclusive Deal Protection Devices

44. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

45. By way of example, §6.02(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Golden Gate. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

46. In addition, pursuant to §6.02 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Golden Gate of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Golden Gate in order to enter into the competing proposal, it must grant Golden Gate five business days in which the Company must negotiate in good faith with Golden Gate (if Golden Gate so desires) and allow Golden Gate to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a superior proposal. In other words, the Merger Agreement gives Golden Gate access to any rival bidder’s information and allows Golden Gate a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Golden Gate and piggy-back upon the due diligence of the foreclosed second bidder.

47. The Merger Agreement also provides that a termination fee of $18 million must be paid to Golden Gate by CPKI if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

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48. Golden Gate is also the beneficiary of a “Top-Up” provision that ensures that Golden Gate gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Golden Gate receives one share more than 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Golden Gate fails to acquire the 90% plus one required, the Merger Agreement also contains a “Top-Up” provision that grants Golden Gate an option to purchase additional shares from the Company in order to reach the 90% plus one share threshold required to effectuate a short-form merger.

49. Concurrently with the execution of the Merger Agreement, defendants Rosenfield and Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares, have entered into agreements pursuant to which they will tender their shares into the tender offer and, if applicable, vote in favor of the merger with Golden Gate.

50. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading and Incomplete Recommendation Statement

51. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable make an informed decision regarding whether to tender their shares in the tender offer.

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52. The Recommendation Statement states that in March 2010, Moelis contacted 31 parties regarding their interest in a possible transaction involving CPKI, and that the Company ended up receiving indications of interest from nine private equity bidders and one joint private equity/strategic bidder. The Recommendation Statement must disclose the criteria used to select the 31 parties and how many of the 31 parties contacted were strategic parties, which is particularly important to gauge whether the Company adequately pursued possible acquirers and whether the Company’s sales process even included strategic parties.

53. The Recommendation Statement must also disclose when Golden Gate first indicated their intent to retain certain executive officers of the Company post-merger, as well as when and whether all other interested parties (including Bidders A through F) indicated their intent for the post-merger employment of the Company’s executive officers. This is particularly important in gauging whether the Board favored Golden Gate over other potential acquirers.

54. The Recommendation Statement states that the Board determined on March 30, 2011 “that it would not formally respond to Bidder E or pursue further action with Golden Gate Private Equity until it received management’s presentation of the Company’s annual business plan,” yet on April 11, 2011, prior to the annual business plan presentation, the Company entered into a three week exclusivity period with Golden Gate. The Recommendation Statement must disclose the reasons the Company did not wait until it received management’s annual business plan presentation prior to entering into the exclusivity period.

55. The Recommendation Statement also:

(a) Fails to disclose the “factors” depressing CPKI’s valuation considered by the Board in late 2009, and the reasons such factors were “unlikely to change in the short terms, and potentially for a number of years;”

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(b) Fails to disclose the reasons and factors considered by the Board in determining that a “sale of CPK was likely to be the most effective way to maximize stockholder value” in early 2010;

(c) Fails to disclose whether Moelis contacted any other parties other than Golden Gate on April 12, 2011 to seek interest in a transaction with the Company;

(d) Fails to disclose the nature of the “interest from additional potential bidders” did the April 12, 2011 press release generate, including how many parties contacted the Company and whether they were strategic or financial parties;

(e) Fails to disclose whether Bidder C was strategic or financial, and whether it had any discussions or contact with the Company regarding their interest in acquiring the Company prior to their submitting a bid on July 22, 2010;

(f) Fails to disclose the “potential risks and effects of ending the sales process” that were discussed by the Board on July 26, 2010;

(g) Fails to disclose the reasons the Company recontacted Golden Gate in early August 2010, and whether any other parties were also contacted at this time;

(h) Fails to disclose the reasons provided by Golden Gate, if any, for reducing its offer that was submitted on September 22, 2010;

(i) Fails to disclose the reasons the Board determined that Bidder C’s October 26, 2010 proposal for a self-tender by the Company for 75% of its outstanding Company Common Stock at $20.00 per share was “too uncertain to CPK’s stockholders in its current structure.”

(j) Fails to disclose the “risks and benefits” of Bidder C’s offer to acquire approximately 80% of the Company’s common stock for $20.0 per share compared to a cash offer to acquire all of the Company’s outstanding shares that was discussed by the special committee on December 8, 2010;

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(k) Fails to disclose whether Bidder D was solicited or unsolicited, and whether it had any discussions or contact with the Company regarding their interest in acquiring the Company prior to their submitting a bid on November 29, 2010;

(1) Fails to disclose the reasons provided by Bidder C, if any, in late December 2010, that it not further pursue a transaction with CPKI;

(m) Fails to disclose whether Bidder E and Bidder F were strategic or financial parties, and whether they were solicited or unsolicited parties;

(n) Fails to disclose the reasons the Board determined on April 15, 2011 that “continuing to pursue a potential strategic alternative was likely to be the most effective way to maximize stockholder value.”

56. The Recommendation Statement also completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Moelis, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Moelis and relied upon by the Board in recommending that shareholders tender their shares in the tender offer. For example, the Recommendation Statement fails to disclose:

(a) The free cash flows of the Company for years 2011 through 2015 calculated by Moelis in the Discounted Cash Flow Analysis, as well as disclosure of all line items used to calculate the Company’s free cash flows;

(b) The criteria used to select the 4.75x to 5.25x terminal EBITDA multiple range used in the Discounted Cash Flow Analysis, as well as the key inputs used to calculated the Company’s weighted average cost of capital that was used to select the discount rate range used in the analysis;

(c) The criteria used to select the 5.0x to 6.5x multiple range that was applied to the Company’s EBITDA in the Selected Publicly Traded Companies Analysis, which is particularly

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important considering the range was well below the 7.6x median multiples and 8.2x mean multiple for EV/EBITDA multiples observed for all the selected companies;

(d) The reasons Moelis did not calculate an implied value for the Company using the Price/EPS multiples that it observed in the Selected Publicly Traded Companies Analysis;

(e) The criteria used to select the transaction used in the Selected Transactions Analysis, as well as the criteria used to select the 5.0x to 7.0x reference range applied to the Company in the analysis;

57. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Violations of Section 14(d)(4) and 14(e) of the Exchange Act

(Brought Individually Against Individual Defendants)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. Plaintiff brings this claim individually and not on behalf of the class.

60. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

61. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means

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reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative

62. The Recommendation Statement violates the Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

63. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of her entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Breach of Fiduciary Duties

(Against All Individual Defendants)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of CPKI and have acted to put their personal interests ahead of the interests of CPKI shareholders.

66. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize CPKI’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

67. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of CPKI because, among other reasons:

(a) they failed to take steps to maximize the value of CPKI to its public shareholders and took steps to avoid competitive bidding;

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(b) they failed to properly value CPKI; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

68. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CPKI’s assets and will be prevented from benefiting from a value-maximizing transaction.

69. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

70. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

71. Plaintiff repeats all previous allegations as if set forth in full herein.

72. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting CPKI’s shareholders.

73. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

74. As a result, Plaintiff and the Class members are being harmed irreparably.

75. Plaintiff and the Class have no adequate remedy at law.

CLASS ACTION COMPLAINT

COUNT IV

Aiding and Abetting

(Against CPKI, Golden Gate, CPK Holdings Inc., and Merger Sub)

76. Plaintiff repeats all previous allegations as if set forth in full herein.

77. As alleged in more detail above, Defendants CPKI, Golden Gate, CPK Holdings Inc., and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

78. As a result, Plaintiff and the Class members are being harmed.

79. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

CLASS ACTION COMPLAINT

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

June 22, 2011	LEVI & KORSINSKY, LLP

DAVID E. BOWER
600 Corporate Pointe, Suite 1170
Culver City, CA 90230-7600
Tel: 310-839-0442
Fax: 310-558-3005

LEVI & KORSINSKY, LLP
Eric M. Andersen, Esq.
Joseph Levi, Esq.
30 Broad Street, 15th Floor
New York, NY 10004
Tel: 212-363-7500
Fax: 212-363-7171

Attorneys for Plaintiff